EXHIBIT 99.38
                                                                   -------------


                              AMENDED AND RESTATED

                              MANAGEMENT AGREEMENT


            _________________________________________________________



                      COMPUTERSHARE TRUST COMPANY OF CANADA

                                     - AND -

                            ADVANTAGE OIL & GAS LTD.

                                     - AND -

                      ADVANTAGE INVESTMENT MANAGEMENT LTD.



            _________________________________________________________




                                      Dated

              May 24, 2001 as amended and restated October 4, 2004


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                                TABLE OF CONTENTS

                                                                            PAGE

ARTICLE 1         INTERPRETATION...............................................2

     1.1      Definitions......................................................2
     1.2      Additional Definitions...........................................6
     1.3      Headings.........................................................7
     1.4      Inclusion of Subsidiaries........................................7
     1.5      Generally Accepted Accounting Principles.........................7
     1.6      Effect of Agreement..............................................7
     1.7      Trustee..........................................................7


ARTICLE 2         SERVICES.....................................................7

     2.1      Trust Services...................................................7
     2.2      Corporate Services...............................................9
     2.3      Limitations.....................................................10
     2.4      Powers and Authorities of AIM...................................11
     2.5      Insurance.......................................................11
     2.6      Provision of Personnel and Other Activities.....................11
     2.7      Employees or Contractors of AIM.................................12
     2.8      Annual and Revised Budgets......................................12


ARTICLE 3         MANAGER'S FEES AND GENERAL AND ADMINISTRATIVE EXPENSES......12

     3.1      Management Fees.................................................12
     3.2      Allocation of Management Fees...................................12
     3.4      Reimbursement...................................................13
     3.4      Report and Audit................................................14


ARTICLE 4         ACTIVITIES OF THE MANAGER...................................14

     4.1      Standard of Care and Delegation.................................14
     4.2      Liability.......................................................14
     4.3      Action in the Event of Conflict of Interest.....................15
     4.4      Restrictions and Duties of AIM..................................15
     4.5      Acquisitions....................................................16
     4.6      Dispositions....................................................17
     4.7      Compliance......................................................17


ARTICLE 5         SIGNIFICANT OPERATIONAL AND OTHER DECISIONS.................17

     5.1      Approval of Board of Directors..................................17


ARTICLE 6         CONFIDENTIAL INFORMATION....................................18

     6.1      Confidentiality.................................................18
     6.2      Binding Effect..................................................18
     6.3      Disclosure of Material Changes..................................18


ARTICLE 7         INDEMNIFICATION OF ADVANTAGE, AOG, THE TRUST AND THE TRUSTEE
                  AND LIMITATION OF THE LIABILITY OF AIM......................19

                                      -i-
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                                TABLE OF CONTENTS
                                   (continued)
                                                                            PAGE

     7.1      Indemnification of AIM..........................................19
     7.2      Indemnification of AOG, the Trustee and the Trust...............19
     7.3      Interpretation..................................................19


ARTICLE 8         TERM AND TERMINATION........................................20

     8.1      Term............................................................20
     8.2      The Trust's Termination Rights..................................20
     8.3      AOG's Termination Rights........................................21
     8.4      AIM's Termination Rights........................................22
     8.5      Termination.....................................................22
     8.6      Waiver and Extension............................................23
     8.7      Payment.........................................................23
     8.8      Termination.....................................................23
     8.9      Books and Records...............................................24
     8.10     Effect of Termination...........................................24


ARTICLE 9         BOARD OF DIRECTORS..........................................24

     9.1      Representation by AIM...........................................24


ARTICLE 10        MISCELLANEOUS...............................................24

     10.1     No Partnership or Joint Venture or Agency.......................24
     10.2     Amendments......................................................25
     10.3     Assignment......................................................25
     10.4     Severability....................................................25
     10.5     Notices.........................................................25
     10.6     Force Majeure...................................................26
     10.7     Governing Law...................................................26
     10.8     Further Assurances..............................................26
     10.9     Time of the Essence.............................................26
     10.10    Currency........................................................26
     10.11    Entire Agreement................................................26
     10.12    Enurement.......................................................27


                                      -ii-
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                    AMENDED AND RESTATED MANAGEMENT AGREEMENT


         THIS AGREEMENT is dated the 24 day of May, 2001 and amended and restated as of October 4, 2004.

BETWEEN:

             COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company authorized to carry on business in all provinces of Canada with offices in Calgary, Alberta (the "TRUSTEE") as trustee for and on behalf of Advantage Energy Income Fund, a trust formed in accordance with the laws of Alberta (the "TRUST")

                                                             OF THE FIRST PART

AND

             ADVANTAGE INVESTMENT MANAGEMENT LTD., a body corporate with offices in Calgary, Alberta ("AIM")

                                                             OF THE SECOND PART

AND

             ADVANTAGE OIL & GAS LTD., a body corporate with offices in Calgary, Alberta ("AOG" or the "CORPORATION")

                                                              OF THE THIRD PART

WHEREAS:

A. By way an agreement made May 24, 2001 among Montreal Trust Company of Canada, the predecessor of the Trustee, AIM and Search Energy Corp., the predecessor of AOG (the "ORIGINAL AGREEMENT"), AIM agreed to provide certain high level management services to AOG and the Trust and AOG and the Trust agreed to pay certain fees with respect to those services, which fees were calculated as percentages of both AOG's positive cash flow and the economic returns enjoyed by the holders of Trust Units of the Trust (the "CALCULATED AMOUNTS");

B. Since the date of the Original Agreement, the Trust has grown substantially and the composition of the directors, officers and shareholders of AIM has changed and the parties hereto wish to make changes to the Original Agreement to reflect the growth of the Trust and the changes to the directors, officers and shareholders of AIM, including increasing the amount of the Performance Fee (as defined herein) payable to the employees of AOG;

C. The parties recognized at the time the Original Agreement was made that the performance of AOG and the Trust was dependent not only on the activities of AIM but also on the efforts of certain of the employees of AOG, and agreed at that time that a portion of the Calculated Amounts would be payable by AOG to such employees;

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D.       The parties further recognized that AIM, in its role as manager, was best able to determine the proportion of the Calculated Amounts which was attributable to the employees of AOG and which of the employees of AOG were most deserving of payments from the Calculated Amounts;

E. It has come to the attention of the parties that the terms of the Original Agreement do not clearly describe the arrangement with respect to the Calculated Amounts, particularly the portion of them payable by AOG to its employees, and they wish to amend and restate certain terms of the Original Agreement to confirm the nature of the arrangement between them, and the responsibility of each of them with respect to it in addition to the amendments implied by Recital B above;

F. The Trust and AOG wish to continue to retain AIM to provide certain management and administrative services in connection with, among other things, the Properties;

G. AIM is willing to render such management, administrative and support services on the terms and conditions hereinafter set forth;

         NOW THEREFORE in consideration of the premises and the mutual covenants herein contained, the sufficiency of which is hereby acknowledged by each of the parties hereto, the parties hereto agree as follows:

                                    ARTICLE 1
                                 INTERPRETATION

1.1      DEFINITIONS

         As used herein, the following terms shall have the meanings set forth below:

(a) "ABCA" means the BUSINESS CORPORATIONS ACT (Alberta), S.A. 1981, C.B.-15 as amended, including the Regulations promulgated thereunder;

(b) "AIM" or "MANAGER" means Advantage Investment Management Ltd., a company incorporated under the laws of the province of Alberta;

(c) "AIM GROUP" means Affiliates and Associates of AIM, and officers and directors (and their respective Associates) of AIM and Affiliates of AIM;

(d) "AIM MANAGERS" means Kelly Drader, Gary Bourgeois and Patrick Cairns and any other executive officers of AIM;

(e) "AFFILIATE" or "ASSOCIATE" when used to indicate a relationship with a person or company, means the same as is set forth in the SECURITIES ACT (Alberta);

(f) "AGREEMENT", "THIS AGREEMENT", "HEREIN", "HERETO" and "HEREOF", and similar expressions, will be read as referring to this agreement including the recitals and schedules hereto, as amended from time to time, as a whole and not to a particular paragraph or subparagraph of this Agreement;

(g) "ANNUAL BUDGETS" means the budgets in respect of the combined operations of the Corporation and the Trust prepared for each fiscal year of the Corporation and the Trust in respect of all revenues, cash flows, General and Administrative Costs, other expenses and production and capital expenditures and includes any revision thereof;

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(h)      "ARC" means credits or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the ALBERTA CORPORATE TAX ACT which are commonly known as "Alberta Royalty Credits";

(i) "BOARD OF DIRECTORS" or "BOARD" means the Board of Directors of AOG, as the context requires from time to time;

(j) "BUSINESS DAY" means a day other than a Saturday, Sunday or statutory holiday in the province of Alberta;

(k) "CORPORATE SERVICES" means the services set forth in Section 2.2 hereof;

(l) "DISTRIBUTABLE INCOME" means, in respect of a Distribution Record Date, the sum of:

         (i) all amounts received by the Trust in respect of the Royalty since the immediately preceding Distribution Record Date;

         (ii) all ARC received by the Trust since the immediately preceding Distribution Record Date;

         (iii) all interest income received by the Trust in respect of the Notes since the immediately preceding Distribution Record Date;

         (iv) all dividend income received by the Trust from the AOG Common Shares and the AOG Preferred Shares since the immediately preceding Distribution Record Date;

         (v) all amounts received by the Trust as income or returns on Permitted Investments and Subsequent Investments since the immediately preceding Distribution Record Date from investment of the Trust Fund (as defined in the Trust Indenture), less the sum of

         (vi) all Trust Expenses (as defined in the Trust Indenture) incurred since the immediately preceding Distribution Record Date, and

         (vii) any other amounts (including taxes) required by law or hereunder to be deducted, withheld or paid in respect of the Trust since the immediately preceding Distribution Record Date;

(m) "DISTRIBUTION RECORD DATE" means until otherwise determined by the Trustee, the last day of each month of each year, provided that if the last day is not a Business Day, then the Distribution Record Date for such month will be the first Business Day following the last day of each month of the year or such other dates in any year determined from time to time by the Trustee, but December 31 in each year shall be a Distribution Record Date;

(n) "DISTRIBUTION" means any amount declared payable by the Trust to the Unitholders pursuant to Sections 5.2 and 5.3 of the Trust Indenture;

(o)      "EFFECTIVE DATE" means May 24, 2001;

(p)      "EFFECTIVE TIME" means 12:01 a.m. on the Effective Date;

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(q)      "EXECUTIVE FUNCTIONS" means services to AOG of the same type and scope as the services provided by the President and Chief Executive Officer to AOG in the fiscal year ending before the Effective Date and those services customarily provided by a Vice-President, Corporate Development of a publicly-traded intermediate oil and gas company;

(r) "GENERAL AND ADMINISTRATIVE COSTS" means the amount in aggregate representing all expenditures and costs incurred by AIM in carrying out its obligations or duties hereunder in respect of AOG, the Royalty or the Trust or in the management and administration of AOG, the Royalty and the Trust including, without limitation: (a) all reasonable costs and expenses relating to AOG, the Royalty and the Trust and paid directly to third parties by or on behalf of AOG, the Trust or their affiliates, including, without limitation, Trustee's fees; and (b) all reasonable costs and expenses incurred specifically for AOG or the Trust relating to AOG, the Royalty or the Trust including auditing, accounting, bookkeeping, rent and other leasehold expenses, legal, land administration, engineering, travel, telephone, data processing, reporting and all other reasonable costs and expenses approved by the Board from time to time and incurred by AIM in discharging its obligations hereunder in respect of AOG, the Royalty or the Trust (other than the Management Fees). For greater clarity, employee bonuses and amounts paid to employees under incentive plans are not reimbursable;

(s)      "INITIAL TERM" has the meaning set forth in Section 8.1;

(t)      "MANAGEMENT FEES" has the meaning set forth in Section 3.3;

(u) "MARKET CAPITALIZATION" means an amount equal to the weighted average number of Trust Units outstanding for the Return Period times the Unit Market Price at the beginning of the Return Period;

(v) "NOTES" means the 14% subordinated promissory notes issued by AOG on May 24, 2001 and other subordinated promissory notes issued by AOG in favor of the Trust from time to time;

(w) "OPERATING CASH FLOW" means in respect of any period for which Operating Cash Flow is calculated: (i) the amount received or receivable by AOG (on a consolidated basis) in respect of the sale of all Petroleum Substances from the Properties and any oil and gas revenue received in such period including any commodity hedging gains and ARC but not including proceeds of the sale of Properties; plus (ii) income and distributions received by the Trust from any Permitted Investments but not including any proceeds of sale of Permitted Investments; less (iii) expenditures paid or payable by or on behalf of AOG (on a consolidated basis) in respect of operating the Properties including, without limitation, the costs of gathering, compressing, processing, transporting and marketing all Petroleum Substances produced therefrom, commodity hedging losses and all other amounts paid to third parties which are calculated with reference to production from the Properties including, without limitation, crown royalties, gross overriding royalties and lessors' royalties, but for certainty not deducting the Royalty or any royalties payable to the Trust by AOG in all other respects;

(x) "PERMITTED INVESTMENTS" means, with respect to up to 25% of the total assets of the Trust, (unless otherwise approved by the Board of Directors from time to time), (a) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (b) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee) the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation,

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         Moody's Investors Service, Inc., Canadian Bond Rating Service Inc. or
         Dominion Bond Rating Service Limited, (c) commercial paper rated at least A or the equivalent by Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition, and (d) trust units and limited partnership units in trusts and limited partnerships which invest in energy related assets including all types of petroleum and natural gas and energy related assets, and including without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets provided that any investment of the type referred to in Section 4.2 of the Trust Indenture shall not be a Permitted Investment;

(y) "PETROLEUM SUBSTANCES" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

(z) "PROPERTIES" means the working, royalty or other interests of AOG in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by AOG from time to time;

(aa) "REGISTRAR" means the Registrar of Corporations duly appointed under the ABCA;

(bb)     "RENEWAL TERM" has the meaning set forth in Section 8.1;

(cc) "RETURN PERIOD" means the period for which the fees and payments provided for in Sections 3.1(b) and 3.2(b) are being calculated; which period shall be a calendar year, except for any year in which this Agreement is terminated, in which case the return period shall commence at the start of such year and end on the date of such termination;

(dd) "ROYALTY" means the royalty payable by AOG to the Trust pursuant to the Royalty Agreement;

(ee) "ROYALTY AGREEMENT" means the Amended and Restated Royalty Agreement dated December 1, 2003 between AOG and the Trustee as trustee for and on behalf of the Trust;

(ff)     "SERVICES" means the Corporate Services and the Trust Services;

(gg) "SHAREHOLDER AGREEMENT" means the agreement as May 24, 2001 between the predecessor of AOG, AIM and the Trust providing for, among other things, a mechanism for the election and appointment of directors of AOG;

(hh) "SPECIAL DISTRIBUTIONS" means any amount declared payable by the Trustee to the Unitholders pursuant to Section 5.5 of the Trust Indenture;

(ii) "SUBSEQUENT INVESTMENT" means royalties in respect of Properties and securities of AOG or any other subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of energy related assets including petroleum and natural gas, including without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets and whether effected through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets;

(jj)     "SUBSIDIARY" or "SUBSIDIARIES" has the meaning set forth in the ABCA;

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(kk)     "TAKE-OVER PROPOSAL" means a bid or offer to acquire 50% or more of the outstanding equity securities of AOG or any proposal, offer or agreement for a merger, amalgamation, arrangement, reorganization or similar transaction or other business combination involving AOG or any proposal, offer or agreement to acquire all or substantially all of its assets other than in connection with the transactions contemplated by this Agreement;

(ll) "TOTAL RETURN AMOUNT" means in respect of any Return Period an amount equal to the Total Return Percentage minus 8.0% if the Return Period is a full calendar year and adjusted on a pro rata basis should the Return Period be less than a full calendar year, multiplied by the Market Capitalization for that Return Period;

(mm) "TOTAL RETURN PERCENTAGE" means the annual rate of return percentage to a holder of a Trust Unit for a particular Return Period based on the difference between the Unit Market Price at the beginning and end of the Return Period plus the cash distributions per Trust Unit divided by the Unit Market Price at the beginning of the Return Period;

(nn) "TRUST" means Advantage Energy Income Fund, the trust formed pursuant to the Trust Indenture, and designated therein "Advantage Energy Income Fund", or such other name as the Trust may be designated or constituted from time to time;

(oo) "TRUST INDENTURE" means the Trust Indenture made as of April 17, 2001 among 687371 Alberta Ltd., as the settlor, AOG and the Trustee, as supplemented as of May 22, 2001 and amended and restated as of June 25, 2002, May 28, 2003 and May 26, 2004, and as further amended, amended and restated, or supplemented or replaced from time to time;

(pp)     "TRUST SERVICES" means the services set forth in Section 2.1(c);

(qq)     "TRUST UNITS" means trust units in the Trust;

(rr) "TRUSTEE" means Computershare Trust Company of Canada, a trust company authorized to carry on business in all provinces of Canada, or its successor or successors for the time being as Trustee under the Trust Indenture;

(ss)     "TSX" means the Toronto Stock Exchange;

(tt)     "UNITHOLDER" means the holders of Trust Units;

(uu)     "UNITHOLDERS" means the holders of Trust Units; and

(vv) "UNIT MARKET PRICE" of the Trust Units at any date means the weighted average of the trading price per Trust Unit for such Trust Units for the ten (10) consecutive trading days immediately preceding such date and the ten (10) consecutive trading days from and including such date, on the TSX or, if on such date the Trust Units are not listed on the TSX, on the principal stock exchange upon which such Trust Units are listed, or, if such Trust Units are not listed on any stock exchange then on such over-the-counter market as may be selected for such purposes by the Board of Directors.

1.2      ADDITIONAL DEFINITIONS

         Unless the context otherwise requires, where capitalized terms defined in the Trust Indenture are used herein without definition, the definitions set out in the Trust Indenture shall apply herein.

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1.3      HEADINGS

         The section headings in this Agreement have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Agreement.

1.4      INCLUSION OF SUBSIDIARIES

         In this Agreement, any reference to AOG shall include each AOG's wholly-owned Subsidiaries and AIM acknowledges and agrees that it is providing the Corporate Services hereunder in respect of AOG and its wholly-owned Subsidiaries.

1.5      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under generally accepted accounting principles ("GAAP") which are in effect from time to time in Canada consistently applied and reference to any balance sheet item, statement of income and retained earnings item or statement of cash flow item means such item as computed from the applicable financial statement prepared in accordance with such principles.

1.6      EFFECT OF AGREEMENT

         This Agreement evidences the understanding of the parties hereto in respect of the matters set forth herein.

1.7      TRUSTEE

         The parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trustee hereunder shall not be personally binding upon it or any of the holders of Trust Units and that any recourse against the Trust, the Trustee or any holders of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Fund provided, however, that the limitation on recourse against the Trustee shall not be limited as aforesaid in the event of the fraud, wilful default or gross negligence of the Trustee.

                                    ARTICLE 2
                                    SERVICES

2.1      TRUST SERVICES

(a) Subject to Section 5.1 of this Agreement, and any restrictions imposed from time to time by the Board of Directors, the Trustee and AOG (as to matters which the Trust Indenture states that AOG and/or the Board of Directors will be responsible for) hereby engages, appoints and delegates to AIM and AIM hereby accepts the engagement, appointment and delegation and agrees to undertake on behalf of the Trust, subject to and in accordance with the terms, conditions and limitations contained in the Trust Indenture, any matters pertaining to the Trust, the Notes, the Permitted Investments, the Subsequent Investments, the Royalty and the Trust Units except for the following:

         (i) the countersigning, transfer and cancellation of certificates representing Trust Units;

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         (ii)     the maintenance of a register of Unitholders;

         (iii) mailing notices, financial statements and reports to Unitholders pursuant to Sections 11.2, 17.2 and 17.3 of the Trust Indenture;

         (iv) providing a basic list of Unitholders (as defined in 17.4 of the Trust Indenture) to Unitholders in accordance with the procedures outlined in the Trust Indenture;

         (v)      all matters relating to an Offering (as set forth in Section
                  8.2 of the Trust Indenture);

         (vi) amending or waiving the performance or breach of any term or provision of this Agreement, the Shareholder Agreement or the Royalty Agreement;

         (vii)    renewing or terminating this Agreement;

         (viii)   the Trustee's duties under Article 13 of the Trust Indenture;
                  and

         (ix) any matter which requires the approval of the Unitholders under the terms of the Trust Indenture.

(b) The Trustee hereby engages, appoints and delegates to AIM and AIM hereby accepts the engagement, appointment and delegation and agrees to provide such administrative and support services pertaining to the Trust, the Notes, the Royalty, the Permitted Investments and the Trust Units and matters incidental thereto as may be reasonably requested by the Trustee from time to time.

(c) Pursuant to Sections 2.1.a and 2.1.b, the Trustee hereby engages, appoints and delegates to AIM and AIM hereby agrees to provide administrative and support services pertaining to the Trust, the Notes, the Royalty, the Permitted Investments and the Trust Units and matters incidental thereto. Specifically, AIM is authorized to:

         (i) exercise the specific powers and authorities of the Trustee set forth in Sections 7.1 and 7.2 of the Trust Indenture;

         (ii) ensure compliance by the Trust with its legal obligations, including its continuous disclosure obligations under all applicable securities legislation;

         (iii)    provide investor relations services;

         (iv) provide the Unitholders with periodic reports on the Royalty, the Notes, the Permitted Investments, Subsequent Investments and the Properties, including the quarterly and annual reports to be mailed by the Trustee pursuant to Sections 17.2 and 17.3 of the Trust Indenture and notices, reports and information to be provided under applicable legislation;

         (v) provide the holders of Trust Units with financial reports and tax information relating to the Properties, the Royalty, the Notes and the Trust;

         (vi) assist the Trustee in providing the information which is made available to Unitholders pursuant to Section 17.4 of the Trust Indenture;

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         (vii)    call, hold and distribute materials including notices of
                  meetings and information circulars in respect of all necessary meetings of Unitholders;

         (viii) recommend the amounts payable from time to time to Unitholders and to arrange for or attend to and administer all aspects of the distribution of Distributable Income to Unitholders;

         (ix) recommend the timing and terms of future offerings of Trust Units or securities convertible or exchangeable into Trust Units or other public or private securities, if any; and

         (x)      recommend investments in Permitted Investments; and

subject to, in the case of items vii., viii. and ix., the approval of the Board of Directors and, in all cases, the specific restrictions and exceptions enumerated in Section 2.1.a and Section 5.1.

2.2      CORPORATE SERVICES

         Subject to Section 5.1 of this Agreement and any restrictions imposed from time to time by the Board of Directors, AOG hereby engages, retains and appoints AIM and AIM hereby accepts such engagement and appointment and agrees to provide all management and administrative services pertaining to the Properties, AOG and all related services incidental thereto. Without limitation, AIM agrees to:

(a) keep and maintain at its office in Calgary, Alberta or the offices of the Corporation at all times books, records and accounts which shall contain particulars of operations, receipts, disbursements and investments relating to the Properties and AOG;

(b) make available or arrange for, in performing its obligations hereunder, office space, equipment and personnel including all engineering, geological, accounting, clerical, secretarial, corporate and administrative services as may be necessary to perform its obligations hereunder;

(c) provide or arrange such audit, accounting, engineering, legal, geological, geophysical, financial, insurance and other professional services or advice and analysis as are reasonably required by the officers and directors of AOG from time to time to permit any of them to make informed decisions in connection with the discharge by them of the responsibilities as officers or directors, to the extent such advice or analysis can reasonably be provided or arranged for by AIM;

(d) arrange or provide for the payment of all costs and expenses incurred by or on behalf of AOG in connection with the Properties;

(e) provide or arrange to provide for the administration of all the records and documents for the Properties including establishing and maintaining documents, correspondence files, land files and records;

(f) provide or arrange to provide such audit, legal, geological, engineering, marketing, geophysical, financial insurance and other professional services or advice and analysis as the officers or directors of AOG may require or desire to permit any of them to make informed decisions in connection with the discharge by them of their responsibilities as officers or directors, to the extent such advice and analysis can be reasonably provided or arranged by AIM;

(g) at least annually and at other times as requested by the Board, prepare or arrange for the preparation of all production, capital and expense budgets and business plans in connection with the Properties and also provide quarterly progress reports to the Board;

(h) provide or cause to be provided to AOG any services or analysis reasonably necessary for AOG to be able to consider or participate in any acquisition, development or disposition by AOG of an interest in the Properties or other interests in assets or corporate or trust acquisitions;

(i) provide or arrange for such additional administrative services as AOG may reasonably request in connection with the Properties including services relating to the administration of credit facilities obtained by AOG;

(j) review opportunities to acquire additional Properties which, acting reasonably, it believes AOG might reasonably be interested in acquiring and from time to time to present to AOG opportunities to acquire Properties consistent with the investment criteria of AOG;

(k) conduct negotiations for the acquisition of Properties, provide lease and land services related to such acquisitions (including examination and evaluation of any title documents) and arrange for examination and preparation of legal documents or such other services required in connection with such acquisitions, provided that AIM shall be deemed not to make any warranty of title with respect to any Properties acquired by AOG;

(l) provide or arrange for all necessary exploitation, development and other services in respect of acting as operator of any of the Properties;

(m) review all data, information, notices and requests tendered by any third party operator, advise AOG as to the appropriate action to be taken and provide or arrange for any required expertise on behalf of AOG to facilitate the proper conduct of operations in respect thereof;

(n) arrange for and negotiate, on behalf of and in the name of AOG, all contracts with third parties for the proper management and operation of the Properties;

(o) supervise the disposition and marketing of petroleum substances from the Properties, invoice third parties as required and effect the collection of receivables relating thereto;

(p) ensure that AOG complies with all material regulations, statutes and reporting requirements in connection with the Properties;

(q) carry out the functions and obligations of AOG contained in the Royalty Agreement with respect to operation of the Properties; and

(r)      negotiate all lines of credit and credit facilities required by AOG.

2.3      LIMITATIONS

         AIM and AOG agree that, subject to prior approval of the Board of Directors, AOG will not carry on business other than identifying, evaluating, acquiring, managing and disposing of Properties, granting the Royalty or other royalties to the Trust, investing in the Initial Permitted Securities, other Permitted Investments, Subsequent Investments and other matters related to the Trust as contemplated by the Trust Indenture.

2.4      POWERS AND AUTHORITIES OF AIM

         AIM shall have full right, power and authority to do and refrain from doing all such things as are necessary or appropriate in order to discharge its duties hereunder, subject however to such restrictions on its powers and authorities in respect of the management of the general administrative affairs of the Trust and AOG as may be imposed, from time to time, by the Board of Directors.

2.5      INSURANCE

         AIM will arrange for and put in place or maintain on behalf of AOG insurance policies to provide protection for AOG's working interest in the Properties at or above industry standards covering property damage, general liability and, for certain properties, business interruption and appropriate directors' and officers' insurance.

2.6      PROVISION OF PERSONNEL AND OTHER ACTIVITIES

         The parties acknowledge that AIM is not a corporation formed solely for the purpose of entering into and performing its obligations pursuant to this Agreement. Notwithstanding the foregoing, AIM agrees to make Kelly Drader available for the performance of the services to be provided to the Trust and AOG and Mr. Drader will, during the Initial Term, commit substantially all of his work time on an annual basis to AOG and the Trust in performing the Executive Functions and Services to be provided under this Agreement and in acting as AOG's President and Chief Executive Officer.

         AIM and AIM Group hereby agree that during the Initial Term:

(a)      they will not manage another oil and gas income fund or royalty trust;

(b) they will not, without prior approval of the Trust and AOG, acting reasonably, as determined by the Board, make investments in or acquire oil and gas assets or income funds, royalty trusts or companies owning oil and gas assets except for the purchase of securities of public oil and gas companies, income funds or royalty trusts on a recognized stock exchange for investment purposes. Such shareholding in each such investment shall not exceed 10% of the issued and outstanding securities of any such issuer;

(c) they will not, without prior approval of the Trust and AOG, acting reasonably, as determined by the Board, conduct any other business activities relating to Canadian resource properties or rendering services or acting as advisor or manager to any other person or entity that may have investment or business interests similar to those of AOG or the Trust;

and thereafter they will not do any of the foregoing except with prior disclosure to the Board of the nature and extent of their interest in such activities and a description of such activities and unless, in each case, the consent of the Board of Directors of AOG is first obtained.

         Nothing contained in this Agreement shall allow any person to use Confidential Information contrary to the intention of Article 6 or derogate from AIM's obligations to perform Corporate Services and the Trust Services in accordance with this Agreement. Notwithstanding anything to the contrary, it is acknowledged and agreed that AIM shall be fully compensated for performance of the Services by payment of fees and reimbursement of the expenses provided for in Sections 3.1 and 3.4. In particular, but without limitation, neither AOG nor the Trust shall directly or indirectly (and whether through intermediate arrangements with any member of AIM Group or otherwise) pay or be liable for any costs, charges or expenses in any way directly or indirectly attributable to Services, other than the set fees, any entitlements under incentive/performance programs approved by the Board of Directors and reasonable expense reimbursement as provided for herein.

2.7      EMPLOYEES OR CONTRACTORS OF AIM

         In addition to their positions as employees and officers of AIM, as of the Effective Time, AIM Managers shall also become employees and executive officers of AOG and will be entitled to receive equivalent employee benefits to those received by AOG executive employees (including under any option or incentive plans) and to receive industry competitive salaries as approved by the Board of Directors from time to time while AIM Managers hold such positions during the Term of this Agreement as follows:

         Kelly Drader              President and Chief Executive Officer
         Patrick Cairns            Senior Vice President
         Gary Bourgeois            Vice President, Business Development

2.8      ANNUAL AND REVISED BUDGETS

         AIM will prepare and present to the Board of Directors for approval the Annual Budget for each fiscal year at such time as may be directed by the Board of Directors and will prepare revisions of such Annual Budget from time to time as may be directed by the Board of Directors. Subject to the directions of the Board of Directors from time to time, AIM will exercise the standard of care set forth in Section 4.1 to ensure that the expenditures set forth in the Annual Budget are not exceeded.

                                   ARTICLE 3
           FEES, COMPENSATION AND GENERAL AND ADMINISTRATIVE EXPENSES

3.1      AIM MANAGEMENT FEES

         AIM shall be paid by AOG and the Trust the management fees ("AIM MANAGEMENT FEES") for its Services hereunder to AOG and the Trust as follows:

(a) a fee (the "AIM OPERATING FEE") in the amount equal to the AIM Percent (as hereinafter defined) of 1.5% of Operating Cash Flow, such amount be calculated as at the end of each calendar quarter or portion thereof, if applicable, and paid on the 45th day following such calendar quarter or if such day is not a Business Day, on the next Business Day; and

(b) an annual (the "AIM PERFORMANCE FEE") fee equal to the AIM Percent (as hereinafter defined) of 10% of the Total Return Amount, such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period or if such day is not a Business Day, on the next Business Day.

         AIM will not be entitled to a fee in respect of any acquisitions or dispositions of AOG or the Trust.

3.2      AOG EMPLOYEE PAYMENTS

         The parties agree and acknowledge that the employees of AOG contribute to and will continue to contribute to the generation of Operating Cash Flow and the Total Return Amount. Accordingly, unless otherwise directed by AIM, in its sole discretion, the employees of AOG shall be paid an amount (the "AOG EMPLOYEE PAYMENTS") by AOG with respect thereto as follows:

(a) an amount (the "AOG EMPLOYEE OPERATING PAYMENTS") equal to the AOG Employee Percent (as hereinafter defined) of 1.5% of Operating Cash Flow, such amount to be calculated as at the end of each calendar quarter or a portion thereof, if applicable, and paid on the 45th day following such calendar quarter or if such day is not a Business Day, on the next Business Day; and

(b) an annual amount (the "AOG EMPLOYEE PERFORMANCE PAYMENTS") equal to the AOG Employee Percent (as hereinafter defined) of 10% of the Total Return Amount, such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of such Return Period or if such day is not a Business Day, on the next Business Day.

3.3      ALLOCATION PROCEDURE

         The AIM Operating Fee and the AOG Employee Operating Payments are collectively referred to as the "OPERATING FEE". The AIM Performance Fee and the AOG Employee Performance Payments are collectively referred to as the "PERFORMANCE FEE". The AIM Management Fees and the AOG Employee Payments are collectively referred to as the "MANAGEMENT FEES". For greater clarity, in respect of the Operating Fee and the Performance Fee, a portion thereof (the "AIM PERCENT") shall be paid by AOG and the Trust to AIM and a portion thereof (the "AOG EMPLOYEE PERCENT") shall be paid by AOG to certain of its employees (other than the AIM Managers). The parties further agree that as part of the Services, AIM shall provide the Board of Directors of AOG with recommendations as to the distribution of the AOG Employee Percent and that the AIM Percent and the AOG Employee Percent of the Operating Fee, Termination Fee and Performance Fee shall be as follows:

                                               After               Prior to
                  AIM Percent             October 4, 2004       October 4, 2004
                  --------------------    ---------------       ---------------

                     Operating Fee        66 2/3%                   66 2/3%
                     Termination Fee      66 2/3%                   66 2/3%
                     Performance Fee      60%                       66 2/3%

                  AOG Employee Percent

                     Operating Fee        33 1/3%                   33 1/3%
                     Termination Fee      33 1/3%                   33 1/3%
                     Performance Fee      40%                       33 1/3%


         unless otherwise determined by AIM in its sole discretion.

         In addition, AIM will have the option (subject to any necessary regulatory approval) exercisable by written notice from AIM, on its own behalf and on behalf of the employees of AOG, within 15 days of the end of the relevant period to direct that all or a portion of the AIM Percent and the AOG Employee Percent of the Performance Fee described above be paid in Trust Units at the Unit Market Price calculated as at the end of the relevant period.

3.4      REIMBURSEMENT

         AIM shall be entitled to reimbursement by AOG for all General and Administrative Costs not incurred in breach of this Section 3.4 or Sections 4.1 and 4.4. The reimbursement by the Corporation of General and Administrative Costs is not intended to provide AIM, directly or indirectly, with any financial gain or loss and AIM agrees that such reimbursement will be only to the extent necessary to reimburse AIM for actual costs incurred. In order to better ensure such reimbursement, AIM agrees to furnish to the Corporation or the Trust, as the case may be, within 21 days after the end of the month in which they were incurred, all statements, invoices or vouchers for all General and Administrative Costs. AIM will cause all of its employees who are not engaged full time for the provision of Corporate Services or Trust Services to keep time records allocating the time between the Corporate Services and Trust Services and other matters. Costs and expenses incurred for the benefit of AOG or the Trust and others shall be appropriately prorated.

3.5      REPORT AND AUDIT

         AIM shall provide reasonable details to AOG and the Trust of the basis for the calculation of the Management Fees, the General and Administrative Costs or any other charges or expenses to be paid to AIM pursuant to Sections 3.1 and
3.4 or which are used to calculate the Royalty payment or Distributable Income. AOG and the Trust shall have the right during normal business hours to audit the books of account of AIM relating to the fees or expenses payable to AIM as described in Sections 3.1 and 3.4 or which are used to calculate the Royalty payment or Distributable Income or other matter necessary or advisable to be audited in order for AOG or the Trust to conduct an audit of AOG's or the Trust's financial affairs. AIM agrees to keep and maintain in Calgary suitable records and accounts for such purposes.

                                   ARTICLE 4
                            ACTIVITIES OF THE MANAGER

4.1      STANDARD OF CARE AND DELEGATION

(a) In the provision of the Services and exercising its powers and discharging its duties under this Agreement, AIM shall act honestly and in good faith and shall exercise the degree of care, diligence and skill that a reasonably prudent operator and manager in respect of oil and gas properties in Western Canada and a manager of a publicly-traded reporting issuer would exercise in comparable circumstances.

(b) It is acknowledged and understood by the parties hereto that AIM may delegate specific aspects of its obligations hereunder to any other corporation or entity, provided that:

         (i)      Executive Functions shall not be delegated;

         (ii) such delegation is in respect of such matters and subject to such supervision by AIM as would be reasonable for a manager of a company with assets such as the Properties, Permitted Investments and Royalty under comparable circumstances; and

         (iii) such delegation shall not relieve AIM of any of its obligations under this Agreement.

(c) AIM shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivity of any person to which any such obligations may have been delegated provided that in making such specific delegation AIM has acted in accordance with this Section 4.1. AIM shall use all reasonable commercial efforts to seek compensation on behalf of AOG or the Trust from delegates if delegates have not fulfilled their obligations to the detriment of AOG or the Trust.

4.2      LIABILITY

         AIM shall not be liable, answerable or accountable to the Trust or AOG for:

(a) any loss or damage resulting from, incidental to or relating to the provision of the Services hereunder, including any exercise or refusal to exercise a discretion, any mistake or error of judgment or any act or omission believed by AIM to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from a breach by AIM of the standard of care set forth in Section 4.1 hereof; or

(b) any loss or damage resulting from, incidental to or relating to the provision of the portion of the Services which constitutes the conduct of operations on behalf of AOG as described in the 1990 Canadian Association of Petroleum Landman Operating Procedure unless such loss or damage resulted from the gross negligence or wilful misconduct of AIM; or

(c) any reasonable reliance by AIM in performing its obligations hereunder on (i) statements of fact of other persons (any of which persons may be Affiliates of AIM) who are reasonably considered by AIM to be knowledgeable of such facts; or (ii) the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert who are reasonably considered by AIM to be persons on whom reliance should be had under the circumstances; or

(d) any reliance or acting upon any instrument or other documents believed by AIM to be genuine and in force unless it is negligent for AIM to do so.

4.3      ACTION IN THE EVENT OF CONFLICT OF INTEREST

         Notwithstanding anything to the contrary, if a conflict should arise between the interests of AOG or the Trust on the one hand, and AIM or AIM Group or other persons on behalf of whom any member of AIM Group is performing services on the other, AIM:

(a) shall make disclosure to the and Board of Directors of the fact of and substance of such conflict of interest;

(b) shall use all reasonable efforts to resolve such conflict of interest in a manner which will treat the Trust or AOG, as the case may be, and the other interested party in an even-handed manner taking into account all of the circumstances of the Trust or AOG, as the case may be, and such interested party (including their investment criteria and objectives, time and other policies);

(c) shall submit to the Board of Directors a proposal (the "PROPOSAL") for the resolution of the conflict of interest;

(d)      shall act honestly and in good faith in making any such resolutions.

         If the Board of Directors, after considering the Proposal, determines that it is not a satisfactory resolution to the conflict of interest, the parties hereto agree to retain two arbitrators (one being selected by AIM and the other being selected by the Board of Directors, other than the directors appointed by AIM) which arbitrators will make a final and binding decision in respect of the conflict of interest. Such arbitration shall be conducted in accordance with the provisions of the ARBITRATION ACT (Alberta).

4.4      RESTRICTIONS AND DUTIES OF AIM

         During the term of this Agreement, AIM shall:

(a) maintain separate bank accounts for the funds of the Trust and AOG and not commingle its own funds or funds held on behalf of others with any funds held by it on behalf of AOG or the Trust;

(b) not seek, charge or receive fees, commissions or other compensation in connection with the Services, other than the fees specifically provided for herein;

(c) not "step-up" any cost by reason of transactions with any member of AIM Group and accordingly, all costs charged to AOG or the Trust will be the lowest amount of costs incurred by AIM or any member of AIM Group;

(d) not, without the consent of the Board of Directors make or commit to make any capital expenditures in excess of $1,000,000 unless such capital expenditures have been previously approved by the Board of Directors under a capital expenditure budget or made in respect of safety or emergency issues;

(e) not hire or dismiss any employees, agents or consultants at or above the executive officer level for whom AOG shall have responsibility without prior approval of the Board of Directors;

(f) not do or commit AOG to any course of action which would be contrary to any direction of the Board of Directors, this Agreement or the Trust Indenture;

(g) not do anything which AOG is prohibited from doing under or which would result in a breach of any material agreements to which AOG is a party or be in breach of the bylaws of AOG or applicable laws;

(h) subject to the provisions of Section 4.6, not sell, assign or create a security interest (as defined in the PERSONAL PROPERTY SECURITY ACT (Alberta), as amended) in or otherwise dispose of any or any interest in the Properties without the prior approval of the Board of Directors;

(i) not do any matter which requires the approval of shareholders or directors of AOG under the ABCA unless the applicable approval of AOG's shareholder or the Board of Directors is first obtained;

(j) take such measures as are reasonably necessary to ensure that any drilling incentive credits, geophysical incentive, grouping rates, petroleum incentive agreements or any other government grants or incentives earned by AOG in the course of operations on the Properties shall be received by AOG; and

(k) ensure that Properties will not be acquired from AIM or its officers or directors or persons not at arm's length with such persons, and that Properties will not be sold to AIM or its officers or directors or persons not at arm's length with such persons unless approved by the independent members of the Board of Directors.

4.5      ACQUISITIONS

         AIM will use the criteria for acquisitions of Properties by AOG as approved by the Board of Directors from time to time, and AIM acknowledges that the Board of Directors may vary these criteria for any particular acquisition based on AIM's recommendations and consideration of the qualitative aspects of the subject Properties including risk profile, technical upside, reserve life index and asset quality. Notwithstanding the foregoing, it is understood that AIM will not have AOG acquire Properties in a value in excess of $2,000,000 (or such greater amount as the Board of Directors may specify from time to time) without the prior approval of the Board of Directors.

4.6      DISPOSITIONS

         Each of the Trust and AOG hereby agree, subject always to any applicable agreements to which AOG may be bound, and without the prior approval of the Board of Directors, AOG, at the direction of AIM, may:

(a) make farmouts and similar dispositions of specific interest in the Properties; and

(b) make sales or other dispositions of Properties and interest therein up to the net proceeds therefrom (including the value of Properties received in exchange, as recently determined by the Board of Directors) of $2.0 million or such greater amount as the Board of Directors may specify from time to time.

4.7      COMPLIANCE

         AIM shall furnish to the Trustee annually, within 140 days of the fiscal year end of the Trust, a certificate signed by the President of AIM or such other officer of AIM as may be acceptable to the Trustee certifying, in his capacity as an officer and not in his personal capacity, that AIM is in compliance in all material respects of its covenants, duties or obligations under the Trust Indenture and the Management Agreement, or if such is not the case, specifying the covenants, duties or obligations which have not been complied with and giving particulars of such non-compliance.

                                    ARTICLE 5
                   SIGNIFICANT OPERATIONAL AND OTHER DECISIONS

5.1      APPROVAL OF BOARD OF DIRECTORS

         Notwithstanding the generality of Sections 2.1, 2.2, 4.5 and 4.6 of this Agreement, the Board of Directors will supervise the management of the business and affairs of AOG, including the business and affairs of the Trust delegated to AOG, and in particular:

(a) significant operational decisions in respect of AOG as identified by AIM, acting reasonably and in accordance with Section 4.1; and

(b)      decisions relating to:

         (i) any Offerings, including the issuance of additional Trust Units or securities convertible into or exchangeable for Trust Units;

         (ii) the acquisition and disposition of properties, assets, securities (individually or in the aggregate with respect to any single type of security) for a purchase price or proceeds in excess of $2,000,000;

         (iii)    the approval of operating and capital expenditure budgets;

         (iv)     the establishment of credit facilities;

         (v) all matters to do with the continued listing of the Trust Units of the Trust on any exchange and to maintain the Trust's status as a reporting issuer, including press releases and material change reports as required by the continuous disclosure requirements of applicable securities legislation;

         (vi)     the determination of the amount of Distributable Income; and

         (vii) the approval of any amendment to this Agreement, the Royalty Agreement, the Note Indenture, the Shareholder Agreement on behalf of the Trust and those matters set forth in the Trust Indenture that may be amended without the approval of Unitholders;

         shall be subject to the approval of the Board of Directors.

                                    ARTICLE 6
                            CONFIDENTIAL INFORMATION

6.1      CONFIDENTIALITY

         AIM hereby agrees that it will not at any time use, disclose or make available to any party any confidential information (the "CONFIDENTIAL INFORMATION") concerning the business, assets or affairs of AOG or the Trust, whether acquired in connection with the performance of the Services by AIM hereunder or otherwise, except:

(a) such use as may be expressly permitted in or necessary or advisable for the performance of this Agreement;

(b) such disclosures as may be required in order to comply with any statute, regulation or the order of a regulatory authority having jurisdiction;

(c)      such information as comes into the public domain independently; and

(d) such information as can be demonstrated by the party desiring to disclose such information, to have been in its possession prior to the date of this Agreement or to have come into its possession independently of anything done under this Agreement.

6.2      BINDING EFFECT

         AIM shall take all necessary steps to ensure that the obligations of confidentiality imposed under Section 6.1 hereunder are binding upon the directors, officers, employees and contractors of AIM who have access to any Confidential Information of AOG that is subject to an obligation of confidence under Section 6.1 hereof.

6.3      DISCLOSURE OF MATERIAL CHANGES

         AIM acknowledges that the Trust Units of the Trust are listed on the TSX and that the Trust is a reporting issuer under applicable securities laws in all of the provinces of Canada and as such has certain disclosure obligations pursuant to the rules and policies of such stock exchange or applicable securities laws. AIM covenants and agrees to forthwith advise the Board of Directors in the event that it becomes aware of any facts or information relating to the business or operations of AOG which may require public disclosure pursuant to such stock exchange's rules and policies or applicable securities laws.

                                    ARTICLE 7
        INDEMNIFICATION OF ADVANTAGE, AOG, THE TRUST AND THE TRUSTEE AND
                       LIMITATION OF THE LIABILITY OF AIM

7.1      INDEMNIFICATION OF AIM

         AIM and any person who, at the request of AIM, is serving or shall have served as a director, officer, employee, advisor, partner, consultant, agent or subcontractor of AOG or AIM shall be indemnified and saved harmless by AOG against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement with the approval of AOG or the Trust, as the case may be, and reasonable counsel and accountants' fees) arising from this Agreement, provided:

(a) AIM shall be indemnified only to the extent it has complied with the standard of care in Section 4.1 in respect of the matter which is the subject of indemnification; and

(b) any other person claiming indemnification hereunder shall be indemnified only to the extent such person is not finally adjudged in said action, suit or proceeding to have acted with wilful misfeasance, bad faith, gross negligence or reckless disregard of duty to AOG or the Trust and provided that any such person shall not be indemnified if such person is finally adjudged to have acted other than honestly and in good faith with a view to the best interests of the Trust or AOG.

         The foregoing right of indemnification shall not be exclusive of any other rights to which AIM or any person referred to in Section 7.1 may be entitled as a matter of law which may be lawfully granted to him.

7.2      INDEMNIFICATION OF AOG, THE TRUSTEE AND THE TRUST

         AOG, the Trust, the Trustee and any person who, at the request of AOG or the Trustee, is serving or shall have served as a director, officer, employee, advisor, partner, consultant, agent or subcontractor of AOG or the Trustee shall be indemnified and saved harmless by AIM against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement with the approval of AIM and reasonable counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties as a result of the failure by AIM to discharge its duties and liabilities hereunder in accordance with the standard of care specified in Section 4.1 or the fraud, wilful default, or negligence of AIM in the performance of its obligations hereunder in all cases as adjudged in any action, suit or proceeding, unless such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and reasonable counsel and accountants' fees) arise from the fraud, wilful default or negligence of such indemnified party.

         The foregoing right of indemnification shall not be exclusive of any other rights to which AOG, the Trust, the Trustee or any person referred to in this Section 7.2 may be entitled as a matter of law or equity or which may be lawfully granted to him.

7.3      INTERPRETATION

         For the purposes of Sections 7.1 and 7.2, "action, suit or proceeding" shall include every action, suit or proceeding, civil, criminal or other.

                                    ARTICLE 8
                              TERM AND TERMINATION

8.1      TERM

(a) Subject to Sections 8.1.b., 8.2, 8.3 and 8.4, this Agreement shall continue in full force and effect for a term of three (3) years from May 24, 2001 (the "INITIAL TERM"), and on each anniversary date of the Original Agreement, shall be automatically renewed for successive one
         (1) year terms (each a "RENEWAL TERM").

(b) Subject to Sections 8.2, 8.3 and 8.4 of this Agreement, this Agreement shall only be terminated at the end of the Initial Term or a Renewal
         Term:

         (i) by the Trustee or by AOG by notice in writing delivered to AIM not less than twelve (12) months prior to the expiration of the Initial Term or any Renewal Term thereof; or

         (ii) by AIM by notice in writing delivered to AOG and the Trustee not less than twelve (12) months prior to the expiration of the Initial Term or any Renewal Term thereof.

8.2      THE TRUST'S TERMINATION RIGHTS

         This Agreement shall be terminable by written notice from the Trustee to AIM in the event:

(a)      that AIM:

         (i) shall institute proceedings to be adjudicated as a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it;

         (ii) shall file a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any Canadian federal or provincial bankruptcy law;

         (iii) shall consent to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy; or

         (iv) shall voluntarily suspend the transaction of its usual asset management business;

(b) that a court having jurisdiction in the premises shall have entered a decree or order (that has not been stayed pending an appeal):

         (i) adjudging AIM bankrupt or insolvent, under any applicable bankruptcy law; or

         (ii) for the appointment of a receiver, trustee or assignee in bankruptcy of AIM,

(c) that any proceeding with respect to AIM is commenced under the BANKRUPTCY AND INSOLVENCY ACT (Canada) or COMPANIES' CREDITORS ARRANGEMENTS ACT (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants and in the opinion of the Board of Directors, AIM will not be successful in its defense of such proceedings;

(d) that AIM makes default in the performance of a material obligation under this Agreement, which default is not remedied within 30 days of receipt by AIM of notice of such default from AOG provided, however, that any such notice of default shall not be valid unless it provides reasonable particulars of the default complained of;

(e) that the Trust is terminated pursuant to the terms of the Trust Indenture and the affairs of the Trust are wound up in accordance with the terms of the Trust Indenture;

(f) that all, or substantially all, of the Trust Fund is sold, transferred or otherwise disposed of by the Trust; or

(g) that, during the Initial Term, Kelly Drader (or an alternative individual with comparable skill and experience who is acceptable to the Trust and AOG, acting reasonably, as determined by the Board of Directors) no longer provides all or substantially all of his work time to the Trust and AOG.

8.3      AOG'S TERMINATION RIGHTS

         This Agreement shall be terminable by written notice from AOG to AIM in the event:

(a)      that AIM:

         (i) shall institute proceedings to be adjudicated as a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it;

         (ii) shall file a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any Canadian federal or provincial bankruptcy law;

         (iii) shall consent to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy; or

         (iv) shall voluntarily suspend the transaction of its usual asset management business;

(b) that a court having jurisdiction in the premises shall have entered a decree or order (that has not been stayed pending an appeal):

         (i) adjudging AIM bankrupt or insolvent, under any applicable bankruptcy law; or

         (ii) for the appointment of a receiver, trustee or assignee in bankruptcy of AIM,

(c) that any proceeding with respect to AIM is commenced under the BANKRUPTCY AND INSOLVENCY ACT (Canada) or COMPANIES' CREDITORS ARRANGEMENTS ACT (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants and in the opinion of the Board of Directors, AIM will not be successful in its defense of such proceedings;

(d) that AIM makes default in the performance of a material obligation under this Agreement, which default is not remedied within 30 days of receipt by AIM of notice of such default from AOG provided, however, that any such notice of default shall not be valid unless it provides reasonable particulars of the default complained of; or

(e) that, during the Initial Term, Kelly Drader (or an alternative individual with comparable skill and experience who is acceptable to the Trust and AOG, acting reasonably, as determined by the Board) no longer provides all or substantially all of his work time to the Trust and AOG.

8.4      AIM'S TERMINATION RIGHTS

         This Agreement shall be terminable by written notice from AIM to AOG and the Trustee in the event:

(a) that AOG or the Trustee makes default in the performance of a material obligation under this Agreement (including, without limitations the failure to make payment hereunder), which default is not remedied within thirty (30) days of receipt by AOG or the Trustee of notice of such default from AIM; provided that any notice of default shall not be valid unless it provides reasonable particulars of the default complained of;

(b) that the Trust is terminated pursuant to the terms of the Trust Indenture and the affairs of the Trust are wound up in accordance with the terms of the Trust Indenture; or

(c) that all, or substantially all, of the Trust Fund is sold, transferred or otherwise disposed of by the Trust or all, or substantially all, of the property interests are sold, transferred or otherwise disposed of by AOG or any other transaction is entered into, which has the effect of substantially avoiding or reducing the Management Fees or any other fees payable to AIM during the Initial Term or the Renewal Term or to avoid or substantially diminish any fees or any other amount otherwise payable to AIM on termination of the Management Agreement.

8.5      TERMINATION

         In the event:

(a) AOG or the Trustee terminates this Agreement other than: (i) pursuant to Section 8.1b hereof; or (ii) when AOG or the Trustee is otherwise entitled to do so under subsections 8.2.a., b., c., d. and g. or
         Section 8.3 hereunder; or

(b) this Agreement is terminated pursuant to Sections 8.2.e or 8.2.f or Sections 8.4.b or 8.4.c during the Initial Term or a Renewal Term;

AIM and certain employees of AOG, in the proportions and in accordance with the procedure set forth in Article 3 hereof, shall be entitled to receive, and the Trustee shall pay, on the date of termination:

(a) all Management Fees and General and Administrative Costs owing at the time of termination; and

(b) an amount (the "INITIAL TERMINATION FEE") equal to the Management Fees paid for the immediately prior two years, which will be adjusted on a pro rata basis to reflect a full two-year period if a two-year time period has not yet passed. For any such termination occurring on or after the third anniversary of May 24, 2001, a termination fee ("SUBSEQUENT TERMINATION FEE") equal to the Management Fees paid over the immediately prior 2 1/2 years shall be payable. For greater clarity, in no instance shall AIM be entitled to both the Initial Termination Fee and the Subsequent Termination Fee. The Initial Termination Fee and the Subsequent Termination Fee are collectively referred to herein as the "TERMINATION FEES".

If a Take-Over Proposal is made for the Trust which would result in the termination of the Management Agreement, AOG agrees that the Termination Fees will be placed with an escrow agent mutually-satisfactory to AIM and the Trust, acting reasonably, three business days prior to the closing date or "take-up date" of the Take-Over Proposal. The parties agree that the escrow agent will be directed to release the Termination Fees held in escrow: (i) to AIM and the applicable employees of AOG, upon completion of the Take-Over Proposal; or (ii) to the Trust, or AOG, as the case may be, if the Take-Over Proposal is not completed within 120 days following the announcement of the Take-Over Proposal.

8.6      WAIVER AND EXTENSION

         Any party hereto may by written notice at any time and from time to time:

(a) waive performance of any term or provision of this Agreement required to be performed by any other party hereto;

(b)      waive any default by any party hereto under this Agreement; or

(c) grant any extension of time for the performance by any party hereto of any term or provision of this Agreement including the period of time after which an event becomes a default.

         If a default has been waived, it shall be deemed for all purposes never to have occurred and if a period of time has been extended, such extended period shall, for all purposes, be deemed to have begun AB INITIO provided, however, that no waiver shall constitute a waiver of any subsequent default for nonperformance.

8.7      PAYMENT

         Subject to Section 8.5, from and after the effective date of termination of this Agreement, AIM shall not be entitled to any further compensation but shall be paid all compensation accrued, and reimbursed for all expenses incurred in accordance herewith in its capacity as AIM, prior to or on the effective date of termination.

8.8      TERMINATION

         Upon the effective date of termination, AIM shall forthwith:

(a) pay to or to the order of AOG and the Trust all monies collected and held for either of them pursuant to this Agreement, after deducting any amounts incurred to which it is then entitled;

(b) deliver to or to the order of AOG and the Trust a complete auditor's report including a statement showing all payments collected by it, and a statement of all monies held by it pursuant to this Agreement during the period following the date of the last audited statement furnished to AOG and the Trust pursuant to this Agreement;

(c) deliver and assign the benefits of any leaseholds, parking facilities, leased equipment or other administration facilities held by AIM for the benefit of the Trust or AOG as may be requested by AOG, and effective as at the effective date of termination so that AOG can, if it so elects, assume the benefits and liabilities associated with such facilities; and

(d) to the extent that it is able, subject to legislative and contractual restrictions, deliver to and, where applicable, transfer into the name of AOG or as AOG may in writing direct, all property and documents of AOG then in the custody of AIM, provided that AIM shall at all times prior to the effective date of termination do or cause to be done all reasonable acts and things necessary or advisable on its part to achieve an orderly and timely transition of AIM's functions under this Agreement and to minimize disruption of the business and affairs of AOG and the Trust.

         Termination shall not affect the rights and liabilities of the parties for breaches of this Agreement occurring or for other matters accrued but unresolved before the effective date of termination of this Agreement, and
Section 3.4 (for a period of 18 months), Sections 6.1 and 6.2, Article 7 and this Section 8.8 of this Agreement shall survive termination.

8.9      BOOKS AND RECORDS

         AIM agrees to retain or cause to be retained all books and records related to AOG or AIM's obligations hereunder for a period of two years following termination of this Agreement. During such period, AIM agrees to furnish or cause to be furnished to AOG and the Trustee, upon request, as promptly as reasonably practicable, access to and copies of such books and records, as may be reasonably requested by AOG or the Trustee. In the event AIM does not want to retain such books and records after such two year period, AIM shall provide notice to AOG and the Trustee and AOG and the Trustee shall have the right to request and retain such books and records. If a new manager is appointed hereunder then AIM shall deliver to the new manager all books and records related to AOG or AIM's obligations.

8.10     EFFECT OF TERMINATION

         Notwithstanding termination of this Agreement, the parties hereto shall not be relieved from any obligations or liabilities arising prior to such termination, including, without limitation, the obligations under Section 8.5.

                                    ARTICLE 9
                               BOARD OF DIRECTORS

9.1      REPRESENTATION BY AIM

         Each of the Trust and AOG agree that AIM will be entitled at all times to designate two (2) directors (the "AIM APPOINTEES") to the Board of Directors of AOG during the Term of this Agreement and any Renewal Term. AIM agrees that after the Effective Date AIM Appointees will constitute a minority of the total number of directors on the Board of Directors at any time and unless unanimously agreed by all directors present at any meeting of the Board of Directors will constitute a minority of persons voting in respect of any particular resolution. In addition, unless otherwise agreed to by the Board, only non-conflicted members of the Board will be entitled to attend the relevant portion of the Board meeting where the business of any such portion of the meeting relates to the Management Agreement.

                                   ARTICLE 10
                                 MISCELLANEOUS

10.1     NO PARTNERSHIP OR JOINT VENTURE OR AGENCY

         The parties to this Agreement are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The parties to this Agreement agree that AIM shall not be, and shall not be deemed to be, a trustee for any person, whether or not a party hereto, in connection with the discharge by AIM of its obligations hereunder.

10.2     AMENDMENTS

         This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the parties hereto or their respective successors or assigns and with the approval of the Board of Directors on behalf of the Trust.

10.3     ASSIGNMENT

         This Agreement shall not be assigned by any party hereto without the prior written consent of all other parties, except that AIM may assign or grant a security interest in this Agreement to its secured lenders.

10.4     SEVERABILITY

         If any provision of this Agreement shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provisions in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Agreement in any jurisdiction.

10.5     NOTICES

         All notices required or permitted herein under this Agreement shall be in writing and may be given by delivering or faxing same during normal course business hours to the address set forth below. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered, and if faxed (with confirmation received), shall be deemed to have been given or made and received on the day on which it was so faxed. The parties hereto may give, from time to time, written notice of change of address in the manner aforesaid.

Trustee:

                  COMPUTERSHARE TRUST COMPANY OF CANADA
                  Suite 600, Western Gas Tower
                  530 - 8th Avenue S.W.
                  Calgary, Alberta
                  T2P 3S8
                  Attention: General Manager, Corporate Trust Department
                  Fax:       (403)  267-6598

AIM:

                  ADVANTAGE INVESTMENT MANAGEMENT LTD.
                  Suite 3100, 150 - 6th Avenue S.W.
                  Calgary, Alberta
                  T2P 3Y7
                  Attention:  President
                  Fax:        (403) 262-0723

AOG:              ADVANTAGE OIL & GAS LTD.
                  Suite 3100, 150 - 7th Avenue S.W.
                  Calgary, Alberta
                  T2P 3Y7

                  Attention:  Chairman of the Board

                  Fax:        (403) 262-0723

10.6     FORCE MAJEURE

         No party shall be deemed to be in default in respect of non-performance of its obligations hereunder, if any, so long as its non-performance is due to strike, walk-out, industrial disturbance, storm, fire, flood, explosion, lightning, tempest, act of God or Queen's enemies, governmental restraint, or any other cause (whether similar or dissimilar to those enumerated) beyond its control; provided that lack of finance shall in no event be deemed to be a cause beyond the party's control.

10.7     GOVERNING LAW

         The provisions of this Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable therein and shall be treated in all respect as an Alberta contract. The parties hereto irrevocably submit to the jurisdiction of the Courts of the Province of Alberta.

10.8     FURTHER ASSURANCES

         Each party hereto agrees to execute any and all documents and to perform such other acts as may be necessary or expedient to further the purposes of this Agreement and the transactions contemplated hereby.

10.9     TIME OF THE ESSENCE

         Time shall be of the essence in respect of this Agreement.

10.10    CURRENCY

         All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

10.11    ENTIRE AGREEMENT

         This Agreement, together with the Trust Indenture, constitutes the entire agreement between the parties hereto, and supersedes all prior agreements, in respect of the subject matter hereof.

10.12    ENUREMENT

         This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

         IN WITNESS WHEREOF the parties hereto have executed this Agreement by their proper officers duly authorized in that behalf as of the 4th day of October, 2004.



                         COMPUTERSHARE TRUST COMPANY OF CANADA, AS TRUSTEE FOR AND ON BEHALF OF ADVANTAGE ENERGY INCOME FUND


                         Per:  _________________________________________________


                         Per:  _________________________________________________


                         ADVANTAGE OIL & GAS LTD.


                         Per:  _________________________________________________


                         Per:  _________________________________________________


                         ADVANTAGE INVESTMENT MANAGEMENT LTD.


                         Per:  _________________________________________________


                         Per:  _________________________________________________